EXHIBIT 23.1


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Registration Statement of Gasco Energy, Inc. on Form S-8 of our report relating to the financial statements of Gasco Energy, Inc. dated March 25, 2004, (which report expresses an unqualified opinion and includes an explanatory paragraph for the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations") appearing in the Annual Report on Form 10-K of Gasco Energy, Inc. for the year ended December 31, 2003.

We also consent to the incorporation by reference in this Registration Statement of Gasco Energy, Inc. on Form S-8 of our report on the Statement of Revenues and Direct Operating Expenses of the Conoco Phillips Company Acquisition Properties dated March 31, 2004 appearing in the Current Report on Form 8-K/A dated April 14, 2004.





/s/ Deloitte & Touche LLP
Denver, Colorado
February 10, 2005